Exhibit 99.20

Fire & Flower Upsizes and Completes $28

Million Private Placements

Green Acre Capital acting as Lead Investor

/NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO UNITED STATES WIRE SERVICES/

EDMONTON, April 28, 2020 /CNW/ - Fire & Flower Holdings Corp. (“FFHC”, “Fire & Flower” or the “Company”) (TSX: FAF OTCQX: FFLWF), today announced the closing of the previously announced private placement offering of $1,000 principal amount of 8.0% secured convertible debentures (the “Convertible Debentures”) and subscription receipts (the “Subscription Receipts”) for aggregate gross proceeds of $28 million (the “Offerings”).

The private placement of Subscription Receipts was upsized from a previously announced $5.2 million to $8.2 million. Additionally, Alimentation Couche-Tard Inc., through a wholly-owned subsidiary has exercised its participation rights in respect of the Offerings.

The completion of the Offerings strengthens Fire & Flower’s position to continue expanding its retail network across Canada. The proceeds will also be used for general working capital purposes and the repayment of existing debt.

“As we continue to build the leading brand of cannabis retail stores across Canada, the completion of these financings mark and important part in our growth story,” shared Trevor Fencott, Chief Executive Officer of Fire & Flower. “We are very pleased that Alimentation Couche-Tard has exercised their participation right under the Investor Rights Agreement and look forward to continuing our strategic relationship.”

Under the Offerings, the Company issued (a) 19,800 Convertible Debentures; and (b) 8,200 Subscription Receipts, each at an offering price of $1,000 per security, for aggregate gross proceeds of $28,000,000. Green Acre Capital LP and affiliates thereof acted as the lead investor and AltaCorp Capital Inc. acted as the Company’s exclusive financial advisor.

The Convertible Debentures bear interest at an annual rate of 8.00% payable in arrears in equal installments semi-annually. The Convertible Debentures mature on June 1, 2021, which date may be extended to April 28, 2022 in the event certain outstanding securities of FFHC held by the Investor (as defined below) are converted, exercised or otherwise cancelled (the “Maturity Date”) as further set out in the debenture indenture between FFHC and Computershare Trust Company of Canada (“CTCC”) dated April 28, 2020. The principal amount of Convertible Debentures is convertible at the holder’s option into common shares of FFHC (the “Conversion Shares”) at any time prior to the Maturity Date at a conversion price of $0.50 per Conversion Share. The Company’s obligations under the Convertible Debentures are secured by the assets of the Company and its subsidiaries.

Subject to the approval of the Toronto Stock Exchange (the “TSX”), which pursuant to the TSX policies requires the approval of the shareholders of FFHC, in lieu of paying any interest accrued and payable in respect of the Convertible Debentures up to and including December 31, 2020 (or June 30, 2021 in the event the Maturity Date is extended), FFHC may elect to add such accrued and unpaid interest to the then outstanding principal amount of Convertible Debentures.

The gross proceeds of the offering of Subscription Receipts (the “Subscription Receipt Proceeds”) are held by CTCC, in its capacity as subscription receipt agent, pursuant to the terms of a subscription receipt agreement entered into between FFHC and CTCC. Upon the satisfaction and/or waiver of certain escrow release conditions (the “Escrow Release Conditions”) each Subscription Receipt will automatically be converted into a $1,000 principal amount Convertible Debenture and the Subscription Receipt Proceeds will be released to FFHC.

The Escrow Release Conditions include the Conversion Shares underlying the Convertible Debentures issuable upon conversion of the Subscription Receipts being conditionally approved for listing on the TSX and the completion, satisfaction or waiver of all conditions precedent to such listing, including the receipt of shareholder approval which the Company will be seeking at its upcoming annual and general meeting of shareholders.

The Convertible Debentures, the Subscription Receipts and any underlying securities issued pursuant to the Offerings are subject to a statutory hold period of four months and one day from the date hereof.

In connection with the Offerings, certain “related parties”, for the purposes of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”), subscribed for an aggregate of 795 Convertible Debentures and 280 Subscription Receipts. The issuance and sale of these securities to such related parties constituted a “related party transaction” for the purposes of MI 61-101. The Company is relying on exemptions from the formal valuation and minority shareholder approval requirements available under MI 61-101. The Company is exempt from the formal valuation requirement in section 5.4 and the minority shareholder approval requirement in section 5.6 of MI 61-101 in reliance on sections 5.5(a) and 5.7(a), respectively, of MI 61-101 as the fair market value of the transaction, insofar as it involved related parties, was not more than 25% of the Company’s market capitalization.

Strategic Relationship with Alimentation Couche-Tard

Pursuant to the terms of the investor rights agreement between FFHC and 2707031 Ontario Inc. (the “Investor”), a wholly-owned subsidiary of Alimentation Couche-Tard Inc., dated August 7, 2019 (the “IRA”), the Investor exercised its participation rights in respect of the Offerings and subscribed for an aggregate of 1,960 Convertible Debentures and 515 Subscription Receipts. Additionally, in accordance with the IRA, FFHC issued to the Investor an additional (a) 3,523,705 Series A Warrants; (b) 11,048,651 Series B Warrants; and (c) 22,686,864 Series C Warrants (as such terms are defined in the IRA).

Additional details on these financings can be found in the Company’s documents that will be filed on SEDAR at www.sedar.com.

About Fire & Flower

Fire & Flower is a leading purpose-built, independent adult-use cannabis retailer poised to capture significant Canadian market share. The Company guides consumers through the complex world of cannabis through education-focused, best-in-class retailing while the Hifyre™ digital platform connects consumers with cannabis products. The Company’s leadership team combines extensive experience in the cannabis industry with strong capabilities in retail operations.

Fire & Flower Holdings Corp. owns all issued and outstanding shares in Fire & Flower Inc., a licensed cannabis retailer that owns cannabis retail store licences in the provinces of Alberta, Saskatchewan, Manitoba and Ontario and the Yukon territory.

Through its strategic investment with Alimentation Couche-Tard Inc. (ATD.A, ATD.B), the Company has set its sights on the global expansion as new cannabis markets emerge.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This news release contains certain forward-looking information within the meaning of applicable Canadian securities laws (“forward-looking statements”). All statements other than statements of present or historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “anticipate”, “achieve”, “could”, “believe”, “plan”, “intend”, “objective”, “continuous”, “ongoing”, “estimate”, “outlook”, “expect”, “project” and similar words, including negatives thereof, suggesting future outcomes or that certain events or conditions “may” or “will” occur. These statements are only predictions.

Forward-looking statements are based on the opinions and estimates of management of FFHC at the date the statements are made based on information then available to FFHC. Various factors and assumptions are applied in drawing conclusions or making the forecasts or projections set out in forward-looking statements. Forward-looking statements are subject to and involve a number of known and unknown risks and uncertainties, many of which are beyond the control of FFHC, which may cause FFHC’s actual performance and results to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. No assurance can be given that the expectations reflected in forward-looking statements will prove to be correct, including when or whether the financing will be completed.

FFHC assumes no obligation to publicly update or revise forward-looking statements to reflect new information, future events or otherwise, except as expressly required by applicable law.

SOURCE Fire & Flower Holdings Corp.

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%SEDAR: 00044938E

For further information: Investor Relations, investorrelations@fireandflower.com, 1-833-680-4948; Media Relations, media@fireandflower.com, 780-784-8859

CO: Fire & Flower Holdings Corp.

CNW 16:30e 28-APR-20